September 24, 2015

Laura J. Riegel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust IV – File Nos. 333-204808 and 811-23066

Dear Ms. Riegel:

On September 8, 2015, Northern Lights Fund Trust IV (the "Registrant" or the “Trust”), on behalf of Anchor Tactical Credit Strategies Fund (the "Fund"), a series of the Registrant, filed Pre-Effective Amendment Number 2 (the “Amendment”) to the Registrant’s Registration Statement. On September 23, 2015, you provided oral comments to the Amendment to Emily Little. Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant. Registrant has responded to each of your comments by separate letter dated September 24, 2015. All changes related to the Registrant’s responses to your comments, refining edits and supplemental information are marked. The Registrant will request acceleration of the effective date of this amendment to the Registrant's Registration Statement by separate letter.

If you have any questions or additional comments, please call Emily M. Little at (614) 469-3264 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Emily M. Little